SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 18, 2011

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒      Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐      No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐      No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐      No:  ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

- Investor Relations Release -

Novartis provides restated consolidated income statement data for 2010 and Q1 2011 following the merger with Alcon; no change to total reported Group data

•                  Restated income statement data to reflect new divisional structure

•                  Supplementary Alcon pro forma income statement data to provide base for comparison for remainder of 2011

•                  New reporting structure effective second quarter 2011

Basel, May 18, 2011 — Novartis provides unaudited restated and pro forma consolidated income statement data after the completion of the merger with Alcon, Inc.

The segmental consolidated income statement data has been amended to reflect the new divisional structure following the Alcon merger. The new reporting structure will be effective from the second quarter of 2011.

The new divisional structure reflects the following changes: The Alcon Division will include CIBA Vision and certain Pharmaceuticals Division ophthalmology products. Falcon, the US generics business of Alcon, Inc. is transferred to the Sandoz Division. Certain residual operational costs incurred for the Consumer Health Division headquarters are transferred to Corporate. The restated income statement data reflects the actual Novartis shareholding in Alcon in any given quarter.

These restatements do not change the Group’s total consolidated income statement data released on April 19, 2011.

In addition, supplementary quarterly pro forma consolidated income statements per division are provided for the purpose of setting a base for comparison with the 2011 consolidated income statements of the Novartis Group. The pro forma consolidated income statement data for 2010 down to operating income amends the restated data to reflect the consolidation of Alcon Inc. as if it had occurred on January 1, 2010 and as a consequence includes the 100% consolidation of Alcon, Inc. for the entire calendar year 2010. It also adjusts for the impacts of divestments required by regulators to approve the acquisition as well as for exceptional costs related to the acquisition of the majority ownership of Alcon, Inc. No pro forma data is provided below operating income level.

An investor call will be held on May 18, 2011 at 15:30h CET to discuss the unaudited restated and pro forma consolidated income statement data. The restated and pro-forma consolidated income statements, together with a fully updated Q1 2011 press release based on restated and pro forma numbers are available on www.novartis.com.

Disclaimer

The foregoing release contains forward-looking statements that can be identified by terminology such as “effective,” “will,” or similar expressions, or by express or implied discussions regarding potential growth opportunities from the merger of Alcon and Novartis, or the potential impact on Alcon or Novartis of the merger; or any potential synergies, strategic benefits or opportunities as a result of the merger; or regarding potential future sales or earnings of the Novartis Group or any of its divisions as a result of the merger or otherwise. You should not place undue reliance on these statements. Such forward-looking statements reflect the current views of the Group regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that Novartis will be able to realize any of the potential synergies, strategic benefits or opportunities as a result of the merger with Alcon. Nor can there be any guarantee that the Novartis Group, or any of its divisions, will achieve any particular financial results, whether as a result of the merger or otherwise. In particular, management’s expectations could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally; unexpected clinical trial results, including additional analyses of existing clinical data or unexpected new clinical data; the Group’s ability to obtain or maintain patent or other proprietary intellectual property protection; disruptions from the merger and integration with Alcon making it more difficult to maintain business and operational relationships, and relationships with key employees; unexpected product manufacturing issues; uncertainties regarding actual or potential legal proceedings, including, among others, product liability litigation, litigation regarding sales and marketing practices, government investigations and intellectual property disputes; competition in general; government, industry, and general public pricing and other political pressures; uncertainties regarding the after-effects of the recent global financial and economic crisis; uncertainties regarding future global exchange rates and uncertainties regarding future demand for our products; uncertainties involved in the development of new healthcare products; the impact that the foregoing factors could have on the values attributed to the Group’s assets and liabilities as recorded in the Group’s consolidated balance sheet; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in this release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

About Novartis

Novartis provides healthcare solutions that address the evolving needs of patients and societies. Focused solely on healthcare, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, eye care, cost-saving generic pharmaceuticals, consumer health products, preventive vaccines and diagnostic tools.  Novartis is the only company with leading positions in these areas. In 2010, the Group’s continuing operations achieved net sales of USD 50.6 billion, while approximately USD 9.1 billion (USD 8.1 billion excluding impairment and amortization charges) was invested in R&D activities throughout the Group. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 119,000 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

Novartis Media Relations

Central media line : +41 61 324 2200

Eric Althoff

Novartis Global Media Relations

+41 61 324 7999 (direct)

+41 79 593 4202 (mobile)

eric.althoff@novartis.com

e-mail: media.relations@novartis.com

Novartis Investor Relations

Central phone:	+41 61 324 7944
Susanne Schaffert	+41 61 324 7944	North America:
Pierre-Michel Bringer	+41 61 324 1065	Richard Jarvis	+1 212 830 2433
Thomas Hungerbuehler	+41 61 324 8425	Jill Pozarek	+1 212 830 2445
Isabella Zinck	+41 61 324 7188	Edwin Valeriano	+1 212 830 2456

e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: May 18, 2001	By:	/s/ MALCOLM B. CHEETHAM

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting